

STATEMENT OF FINANCIAL CONDITION
FOR THE YEAR ENDED MARCH 31, 2026

PEEL HUNT INC.

(SEC FILE NUMBER: 8-68845)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68845

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __04/01/2025__ AND ENDING __03/31/2026__
                                                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: _____ PEEL HUNT INC. _____

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__100 LIVERPOOL STREET, 7th FLOOR__
(No. and Street)

__LONDON__	__UK__	__EC2M 2AT__
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Dmitriy Rutitskiy	212-751-4422	drutitskiy@dfppartners.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__BDO Cayman Ltd__
(Name – if individual, state last, first, and middle name)

PO Box 31118 Governer's Square	Grand Cayman	Cayman Islands	KY1-1205
(Address)	(City)	(State)	(Zip Code)
09/29/2003		2162	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____Andrew Gross_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _____Peel Hunt Inc._____, as of March 31, _____, 2 026 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
Chief Executive Officer

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Peel Hunt Inc.
Financial statements
For the year ended March 31, 2026

CONTENTS



Tel: +1 (345) 943-8800
Fax: +1 (345) 943-8801
Email: mail@bdo.ky
www.bdo.ky

PO Box 31118
2nd Floor – Building 3
Governors Square
23 Lime Tree Bay Avenue
Grand Cayman KY1-1205
Cayman Islands

Report of Independent Registered Public Accounting Firm

The Shareholder and Directors
Peel Hunt Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Peel Hunt Inc. (the "Broker-Dealer") as of March 31, 2026, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Broker-Dealer at March 31, 2026, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Broker-Dealer's management. Our responsibility is to express an opinion on the Broker-Dealer's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Broker-Dealer in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.



We have served as the Broker-Dealer's auditor since 2017.

Grand Cayman, Cayman Islands

June 25, 2026

Peel Hunt Inc.
Financial statements
For the year ended March 31, 2026

STATEMENT OF FINANCIAL CONDITION

	31 March 2026 $ USD
ASSETS	
Right of use assets	568,606
Cash	1,574,462
Accounts receivable	51,914
Receivable from broker dealer	1,701,466
Due from affiliate, net	217,999
Fixed assets, net of depreciation	75,939
Prepaid expenses	36,198
Total assets	**4,226,584**
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	
Accounts payable and other accrued expenses	472,099
Deferred tax liability	16,359
Lease liability	606,250
Total liabilities	**1,094,708**
Subordinated borrowings	326,512
Commitments	
STOCKHOLDER'S EQUITY	
Common stock, $1 par value, 500,000 shares authorized	500,000
and 500,000 shares issued and outstanding	
Retained earnings	2,305,364
Total stockholder's equity	**2,805,364**
Total liabilities and stockholders' equity	**4,226,584**

See notes to financial statements.

Peel Hunt Inc.
Financial statements
For the year ended March 31, 2026

NOTES TO THE FINANCIAL STATEMENTS

1   Organization and Nature of Business

Peel Hunt Inc. ("PH Inc." or "the Company") is a corporation formed in the State of Delaware on March 4, 2011. On March 12, 2012 the Financial Industry Regulatory Authority, Inc. ("FINRA") approved the registration of the Company. The Company is registered as a securities broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of FINRA. In November 2021, Peel Hunt International Limited acquired 100% of the Company from Peel Hunt Partnership Limited ("PHPL").   The Company was formed to act as a chaperoning broker dealer for its UK affiliate, Peel Hunt LLP ("PH LLP") which is a financial services firm, authorized and regulated by the Financial Conduct Authority in the UK. The principal business purpose of the Company is to act as an agent for PH LLP offering UK equities to US institutional clients. The Company will utilize PH LLP for all foreign security order execution, clearance and settlement.

The Company does not carry securities accounts for customers or perform custodial services and, accordingly, claims exemption from Rule 15c3-3 of the Securities Exchange Act of 1934.

2   Significant accounting policies

2.1.   Basis of preparation

The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

2.2.   Leases

During the year ended March 31, 2026, one property lease existed that is classified as an operating leases under the guidance. In connection with the lease agreement for the office premises, the Company is required to provide a security deposit in the form of a standby letter of credit in the amount of $54,375. As of March 31, 2026, no amounts have been drawn under the letter of credit. The letter of credit remains in effect as a guarantee for the lease and is secured by the Company's credit facility. The Company is not obligated to fund the letter of credit unless it is drawn upon by the lessor.

Right-of-use assets and lease liabilities

The Company records a long term lease liability representing the present value of lease payments not yet paid, discounted using the discount rate at lease commencement. The Company records a corresponding right of use asset representing its right to control the use of identified assets under its operating leases. The right of use asset is measured as the amount of the lease liability, adjusted for items such as prepaid lease payments, lease incentives, initial direct costs, and impairment.

2.3.   Cash and cash equivalents

The Company classifies as cash equivalents highly liquid instruments with original maturities of three months or less. The Company does not have any cash equivalents at March 31, 2026.

2.4.   Income taxes

The Company is subject to US Federal taxes. The Company utilizes an asset and liability approach to accounting for income taxes such that the amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The Company is also tax resident in the United Kingdom as a result of the location of its directors. There is no additional tax charges expected for the current year.

The Company recognizes and measures its unrecognized tax benefits in accordance with GAAP. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

The Company's income tax returns are subject to examination for three years from the date filed or the due date, whichever is later. The returns for the prior fiscal years are open for examination as of the date of these financial statements.

The Company has chosen to recognize interest and penalties related to tax uncertainties as income tax expense, if any. No amounts have been accrued for interest and penalties as of March 31, 2026.
As of March 31, 2026, the deferred tax liability of $16,359 primarily relates to temporary differences arising from the recognition of right-of-use assets and lease liabilities under ASC 842, Leases.

Peel Hunt Inc.
Financial statements
For the year ended March 31, 2026

NOTES TO THE FINANCIAL STATEMENTS

2.5.   Use of Estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

2.6.   Fair value measurements

GAAP requires disclosing fair value to the extent practicable for financial instruments which are recognized or unrecognized in the Statement of Financial Condition. The fair values of the financial instruments are not necessarily representative of the amount that could be realized or settled, nor does the fair value amount consider the tax consequences of realization or settlement. For certain financial instruments, including cash, accounts receivable, receivable from broker dealer, due from affiliate, accounts payable and accrued expenses, the fair values were determined based on the near term maturities of such obligations. The fair value of debt was determined based on current rates at which the Company could borrow or advance funds with similar remaining maturities, which amount approximates its carrying value.

The Company measures certain financial assets at fair value in accordance with Accounting Standards Codification ("ASC") Topic 820, Fair Value Measurement. ASC 820 establishes a fair value hierarchy that prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to quoted prices in active markets for identical assets and liabilities and the lowest priority to unobservable inputs.

The fair value hierarchy consists of the following levels:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2 – Observable inputs other than quoted prices included within Level 1, including quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and other observable inputs that can be corroborated by observable market data.

Level 3 – Unobservable inputs that reflect the Company's own assumptions about the assumptions market participants would use in pricing the asset or liability.

The following table presents assets measured at fair value on a recurring basis as of March 31, 2026:

Fair Value Hierarchy	
Level 1 – U.S. Treasury Bill	1,701,454
Level 2	-
Level 3	-
Total	1,701,454

As of March 31, 2026, the Company held a U.S. Treasury Bill through its clearing broker. The related balance is presented as Receivable from broker dealer on the Statement of Financial Condition. The fair value was determined using observable market quotations for the identical security and is classified within Level 1 of the fair value hierarchy.

There were no transfers between Levels 1, 2, or 3 during the year ended March 31, 2026.

2.7.   Measurement of credit losses on financial instruments

In June 2016, the FASB issued ASU No. 2016-13, "Financial Instruments — Credit Losses (Topic 326) — Measurement of Credit Losses on Financial Instruments." This ASU amended several aspects of the measurement of credit losses on financial instruments.

The ASU has been effective for the Company since April 1, 2020. Expected credit losses are measured based on historical experience, current conditions and forecasts that affect the collectability of the reported amount. As of March 31, 2026, management does not believe that a reserve for credit losses is necessary.

2.8.   Property, plant and equipment

Items of property, plant and equipment are stated at cost less accumulated depreciation and impairment losses. Depreciation is

Peel Hunt Inc.
Financial statements
For the year ended March 31, 2026

NOTES TO THE FINANCIAL STATEMENTS

charged to the income statement on a straight-line basis over the estimated useful economic lives for each item, considered to be as follows:

- Office equipment   3 to 5 years
- Fixtures and fittings   5 years
- Leasehold improvements   5 years

2.9. Customer transactions

In the normal course of business, the Company effects transactions on behalf of customers on a delivery versus payment, receipt versus payment basis. If these transactions do not settle due to failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the securities is different from the contract amounts. The risk of loss to the Company is normally limited to differences in market values of the securities compared to their contract amounts. At March 31, 2026, there were $51,914 fail to deliver and payable to customers and fail to receive and receivable from customers were $51,914.

2.10. Receivable from broker dealer

As of March 31, 2026, the Company had a receivable from its clearing broker of $1,701,466, comprising U.S. Treasury Bill holdings of $1,701,454 and cash balances of $12.

2.11. Recent Accounting Pronouncements

In December 2023, the Financial Accounting Standards Board ("FASB") issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The guidance enhances income tax disclosures primarily through improvements to the rate reconciliation and income taxes paid disclosures.

The Company adopted ASU 2023-09 effective April 1, 2025. The adoption resulted in additional income tax disclosures but did not have an impact on the Company's financial position, results of operations, or cash flows.

3 Segment Reporting

The company is permissioned for 4 business lines: retailing corporate equity securities over the counter, selling corporate debt securities, private placement of securities, and other: buy and sell foreign equity and debt securities to institutional clients; distribute third party research; and conduct soft dollar activities. Primarily, though the Company accepts orders for non-US securities from Major US Institutional Investors (MUSIIs) and chaperones Foreign Associated Persons of its affiliate, Peel Hunt LLP in the US.. The Company has identified its Chair and the officers of the Company as the chief operating decision makers ("CODM"), who use net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 5), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

The measure of segment assets is reported on the statement of financial condition as total assets at March 31, 2026. The statement of operations presents the revenue and expenses for the segment for the year ended March 31, 2026.

4 Related Party Transactions

As of March 31, 2026, the Company has a net receivable in the amount of $217,999 due from the affiliate, PH LLP, comprised of $265,979 receivable under the Transfer Pricing Agreement, intercompany receivable of $7,062 and $55,042 payable under the Expense Sharing Agreement.

In the prior year the Company signed a Subordinated Loan Agreement with its parent, Peel Hunt International Limited. The principal amount of the loan is $300,000 with a maturity of March 12, 2027. Interest accrued under this loan agreement is at 8.4% per annum. As at March 31, 2026 the amount of accrued interest was $26,512. The new loan agreement was reviewed and approved by FINRA as a satisfactory subordinated agreement. The Subordinated borrowings are available in computing net capital under the SEC's Uniform Net Capital rule.

Peel Hunt Inc.
Financial statements
For the year ended March 31, 2026

NOTES TO THE FINANCIAL STATEMENTS

5 Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"). The Company has elected to use the alternative method to compute net capital as permitted by the Rule. Under the alternate method, the Rule requires net capital to be not less than the greater of the minimum net capital requirement or 2% of aggregate debit items computed in accordance with the formula for reserve requirements pursuant to SEC Rule 15c3-3. At March 31, 2026, the Company's minimum net capital requirement was $250,000. The Rule also requires the Company to notify and sometimes obtain approval from the SEC and FINRA for significant withdrawals of capital or loans to affiliates. At March 31, 2026, the Company had net capital of $2,775,228 which was $2,525,228 in excess of its required net capital of $250,000.

6 Risk and Uncertainties

The Company has a credit risk exposure of uninsured cash in bank of $1,574,462 at March 31, 2026. The Company does not require collateral or other security to support financial instruments subject to credit risk. For the year ended March 31, 2026, all service fee revenue earned was from PH LLP.

7 Property, Plant and Equipment

	Leasehold Improvements $ USD	Office Equipment $ USD	Total $ USD
Cost			
Balance at April 1, 2025	82,782	369,796	452,578
Additions	-	-	-
Balance as at March 31, 2026	82,782	369,796	452,578
Amortization			
Balance at April 1, 2025	(52,390)	(297,056)	(349,446)
Additions	(6,288)	(20,905)	(27,193)
Balance as at March 31, 2026	(58,678)	(317,961)	(376,639)
Carrying value at March 31, 2026	24,104	51,835	75,939

8 Commitments

The undiscounted maturity of the non-cancellable lease payments under the current lease agreements as of March 31, 2026 are as follows:

	31 March 2025 $ USD
Outstanding commitments	
Financial year 2027	163,125
Financial year 2028	163,125
Financial year 2029	163,125
Financial year 2030	13,594

The imputed interest included in computation of the lease liabilities held during the year was $24,300.